Exhibit (a)(1)(E)

FORM OF REMINDER EMAIL TO EMPLOYEES

Date:             , 2009

Subject: Please Review the Stock Option Exchange Offer

On November 17, 2009, Neiman Marcus, Inc. initiated an exchange offer pursuant to which employees were offered the opportunity to exchange all but not less than all of their outstanding Performance Options to purchase shares of Neiman Marcus common stock (“Neiman Marcus shares”) in exchange for new Performance Options to acquire Neiman Marcus shares.

Please review the offer documents that were previously distributed to you, which contain important details regarding the exchange offer. If you decide to participate, you’ll need to complete and sign the election form included with the offering materials and deliver it to the person designated in the offer documents for receipt before 11:59 p.m., Central Standard Time, on December 15, 2009.

There are [            ] days left in the exchange offer period, but don’t put this off until the last minute. It’s an important decision, and one you should give your full consideration. If you have any questions about the exchange offer, please contact Tony Bangs.

This notice does not constitute the Offer to Exchange. The full terms of the exchange offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options For New Stock Options, dated November 17, 2009; (2) the election form; and (3) the withdrawal form. Please contact Brenda Sanders for copies of these documents.